SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)*

JUMA TECHNOLOGY CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

48138T100
(CUSIP Number)

Vision Capital Advisors, LLC
20 West 55th Street, 5th Floor
New York, NY 10019
Attention: James Murray

Tel:  212.849.8237
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 10 pages

CUSIP No.:  48138T100

NAME OF REPORTING PERSON

1.           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Adam Benowitz

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 201,345,474 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 201,345,474

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

201,345,474

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

81.6%

14           TYPE OF REPORTING PERSON

IN

Page 2 of 10 pages

CUSIP No.:  48138T100

1           NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advisors, LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 201,345,474 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 201,345,474

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

201,345,474

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

81.6%

14           TYPE OF REPORTING PERSON

IA

Page 3 of 10 pages

CUSIP No.:  48138T100

1           NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Opportunity Master Fund, Ltd.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - See Item 5 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - See Item 5

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14           TYPE OF REPORTING PERSON

CO

Page 4 of 10 pages

CUSIP No.:  48138T100

NAME OF REPORTING PERSON

1.           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advantage Fund, L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - See Item 5 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - See Item 5

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14           TYPE OF REPORTING PERSON

PN

Page 5 of 10 pages

CUSIP No.:  48138T100

NAME OF REPORTING PERSON

1.           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

VCAF GP, LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - See Item 5 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - See Item 5

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14           TYPE OF REPORTING PERSON

OO

Page 6 of 10 pages

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is being filed with respect to the beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”), of Juma Technology Corp., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment No. 5 supplements Items 3, 4 and 7, and amends and restates in its entirety Item 5, of the Schedule 13D (as amended) originally filed on October 19, 2009.

ITEM 3.                      Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the securities described in Item 4 of this Amendment No. 5 in connection with the cancellation and exchange of certain securities owned by the Reporting Persons for new securities issued by the Issuer.  No funds were used in connection with the acquisition of the securities described in Item 4 of this Amendment No. 5.

ITEM 4.                      Purpose of Transaction.

Exchange Agreements

On April 30, 2010, the Issuer entered into (a) an Exchange Agreement (“Master Fund Exchange Agreement”) with Vision Opportunity Master Fund, Ltd. (“Master Fund”) and (b) an Exchange Agreement (“VCAF Exchange Agreement”; and, together the Master Fund Exchange Agreement, “Exchange Agreements”) with Vision Capital Advantage Fund, L.P. (“VCAF”).  Under the Exchange Agreements, the Master Fund and VCAF tendered to the Issuer certain Series A Warrants and Series B Warrants, which had been issued to them in connection with prior financings, for cancellation of such Warrants and the exchange of such Warrants for the Issuer’s Series C Convertible Preferred Stock (“Series C Preferred Stock”).  Specifically, pursuant to the terms of the Master Fund Exchange Agreement, the Master Fund tendered the following securities for cancellation: (i) Series A Warrants (expiring May 21, 2014) exercisable into 20,141,668 shares of Common Stock, (ii) Series A Warrants (expiring February 9, 2014) exercisable into 3,000,000 shares of Common Stock, and (iii) Series B Warrants exercisable into 4,824,188 shares of Common Stock, in exchange for 1,677,951 shares of Series C Preferred Stock.  Specifically, pursuant to the terms of the VCAF Exchange Agreement, VCAF tendered the following securities for cancellation: (i) Series A Warrants exercisable into 3,454,268 shares of Common Stock, and (ii) Series B Warrants exercisable into 1,425,812 shares of Common Stock, in exchange for 292,805 shares of Series C Preferred Stock.

Each share of Series C Preferred Stock is convertible at any time, at the Master Fund’s or VCAF’s election, into ten (10) share of Common Stock.  The Series C Preferred Stock has no expiration date.  However, neither the Master Fund nor VCAF, as the case may be, may acquire shares of Common Stock upon conversion of the Series C Preferred Stock to the extent that such conversion would result in such holder and its affiliates beneficially owning in excess 4.99% of the then issued and outstanding shares of Common Stock outstanding at such time (which restriction can be lifted upon 61 days notice). Except with respect to transactions upon which the Series C Preferred Stock is entitled to vote upon pursuant the Certificate of Designation of the Relative Rights and Preferences of the Series C Convertible Preferred Stock, and as otherwise required under the Delaware General Corporation Law, the Series C Preferred Stock have no voting rights.

ITEM 5.                      Interest in Securities of the Issuer.

(a)           The Master Fund and VCAF, collectively, (i) own 1,116,705 shares of Common Stock, (ii) have the ability to acquire an additional 200,228,769 shares of Common Stock through the exercise or conversion of derivative securities and (iii) thus beneficially own 201,345,474 shares of Common Stock, representing 81.6% of all of the Issuer’s outstanding Common Stock.  The Investment Manager and Mr. Benowitz (and the General Partner with respect to the shares of Common Stock owned by VCAF) may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Master Fund and VCAF.  Each disclaims beneficial ownership of such shares.  The foregoing is based on 46,468,945 shares of Common Stock outstanding as of March 22, 2010, as reported on the Issuer’s Form 10-K filed on March 29, 2010.

Page 7 of 10 pages

(b)           The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 201,345,474 shares of Common Stock reported herein.

(c)           Except as provided in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

ITEM 7.                      Material to be Filed as Exhibits.

Exhibit No.                                Document

18.	Form of Exchange Agreement between Juma Technology Corp and Vision Opportunity Master Fund, Ltd. dated as of April 30, 2010*

19.	Form of Exchange Agreement between Juma Technology Corp and Vision Capital Advantage Fund, L.P. dated as of April 30, 2010*

20.	Form of Certificate of Designation of the Relative Rights and Preferences of the Series C Convertible Preferred Stock*

*Incorporated by reference to the Issuer’s Current Report on Form 8-K, as filed with the SEC on May 4, 2010.

Page 8 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 6, 2010

ADAM BENOWITZ
VISION CAPITAL ADVISORS, LLC
VISION OPPORTUNITY MASTER FUND, LTD.
VISION CAPITAL ADVANTAGE FUND, L.P.
VCAF GP, LLC

By: __/s/ Adam Benowitz
Adam Benowitz, for himself, as Managing Member of the
Investment Manager, as a Director of the Master Fund, and
as authorized signatory of the General Partner (for itself and
VCAF)

Page 9 of 10 pages

EXHIBIT INDEX

Exhibit No.                                Document

18.	Form of Exchange Agreement between Juma Technology Corp and Vision Opportunity Master Fund, Ltd. dated as of April 30, 2010*

19.	Form of Exchange Agreement between Juma Technology Corp and Vision Capital Advantage Fund, L.P. dated as of April 30, 2010*

20.	Form of Certificate of Designation of the Relative Rights and Preferences of the Series C Convertible Preferred Stock*

*Incorporated by reference to the Issuer’s Current Report on Form 8-K, as filed with the SEC on May 4, 2010.

Page 10 of 10 pages